SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

Prudential plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

On 23 September 2014, Prudential plc (the "Company") made the following grant of options to the Persons Discharging Managerial Responsibility listed below under the Prudential Savings-Related Share Option Scheme, which was approved by shareholders at the Company's Annual General Meeting on 16 May 2013.

The following grants have been made at an option price of £11.552 per share in the Company:

Name	Number of share options granted	Period during which option can be exercised	Total number of share options held following notification
T Thiam	1,168	1 December 2017 - 31 May 2018	2,632
P-O Bouée	1,558	1 December 2017 - 31 May 2018	1,558
J Hunt	1,558	1 December 2017 - 31 May 2018	1,558
M McLintock	2,622	1 December 2019 - 31 May 2020	2,622
N Nicandrou	1,311	1 December 2019 - 31 May 2020	4,579
M Coltman	779	1 December 2017 - 31 May 2018	2,210
J Foley	779	1 December 2017 - 31 May 2018	1,777
P Goerke	1,558	1 December 2017 - 31 May 2018	3,489
J Murray	1,558	1 December 2017 - 31 May 2018	3,489

The price paid for the grant of options was nil.

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Date of notification

23 September 2014

Contact

Angela Zeng, Company Secretarial Assistant, 020 7548 3943
Stefan Bort, Deputy Group Secretary, 020 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 September 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary